UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1) *

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

December 31, 2019

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. Y20676 105

1.	Name of Reporting Persons. China Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,086,742
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,086,742
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,742
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%[1]
12.	Type of Reporting Person (See Instructions) CO

[1]

Based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, according to the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. Y20676 105

1.	Name of Reporting Persons CIC International Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,086,742
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,086,742
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,742
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%[2]
12.	Type of Reporting Person (See Instructions) CO

[2]

Based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, according to the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. Y20676 105

1.	Name of Reporting Persons Chengdong Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,086,742
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,086,742
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,742
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%[3]
12.	Type of Reporting Person (See Instructions) CO

[3]

Based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, according to the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2019.

Item 1(a) Name of Issuer

Diamond S Shipping Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

33 Benedict Pl

Greenwich, CT 06830

Item 2(a) Name of Persons Filing

China Investment Corporation

CIC International Co., Ltd.

Chengdong Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation, CIC International Co., Ltd. and Chengdong Investment Corporation is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation, CIC International Co., Ltd. and Chengdong Investment Corporation are established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number

Y20676 105

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4 Ownership

The number of shares of Common Stock beneficially owned by China Investment Corporation, CIC International Co., Ltd. and Chengdong Investment Corporation is as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class[4]
China Investment Corporation	1,086,742	2.7%
CIC International Co., Ltd.	1,086,742	2.7%
Chengdong Investment Corporation	1,086,742	2.7%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
China Investment Corporation	0	1,086,742	0	1,086,742
CIC International Co., Ltd.	0	1,086,742	0	1,086,742
Chengdong Investment Corporation	0	1,086,742	0	1,086,742

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of China Investment Corporation being the parent of CIC International Co., Ltd., which is the parent of Chengdong Investment Corporation, China Investment Corporation and CIC International Co., Ltd. are deemed to share beneficial ownership of shares beneficially owned by Chengdong Investment Corporation.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[4]

Based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, according to the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 10, 2020.

CHINA INVESTMENT CORPORATION

By:	/s/ Chun PENG

	Name:	Chun PENG
	Title:	Chairman & CEO

CIC INTERNATIONAL CO., LTD.

By:	/s/ Chun PENG

	Name:	Chun PENG
	Title:	Chairman & CEO

CHENGDONG INVESTMENT CORPORATION

By:	/s/ Xiangjun GUO

	Name:	Xiangjun GUO
	Title:	Executive Director & President

Exhibit Index

Exhibit A	Joint Filing Agreement, dated April 2, 2019, entered into by and among China Investment Corporation, CIC International Co., Ltd. and Chengdong Investment Corporation*

*	Previously filed with the Securities and Exchange Commission on April 2, 2019 and hereby incorporated by reference.